Exhibit 12.1

SERES THERAPEUTICS, INC

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

	2012	2013	2014	2015	2016
Computation of Earnings:
Income (loss) from continuing operations before income taxes	$(3,126)	$(6,102)	$(16,709)	$(54,780)	$(91,579)
Add:
Interest expense (1)	126	74	324	447	1,384
Amortization of debt discount	—	19	66	96	—

Earnings as adjusted	$(3,000)	$(6,009)	$(16,319)	$(54,237)	$(90,195)

Computation of fixed charges:
Interest expense	$126	$74	$324	$447	$1,384
Amortization of debt discount	—	19	66	96	—

Total fixed charges	$126	$93	$390	$543	$1,384

Dividends on preferred stock	276	875	1,291	—	—
Combined fixed charges and preferred stock dividends	402	968	1,681	543	1,384
Deficiency in earnings required to cover fixed charges	$(3,126)	$(6,102)	$(16,709)	$(54,780)	$(91,579)
Ratio of earnings to fixed charges (2)	—	—	—	—	—
Deficiency in earnings required to cover combined fixed charges and preferred stock dividends	$(3,402)	$(6,977)	$(18,000)	$(54,780)	$(91,579)
Ratio of earnings to fixed charges and preferred dividends (3)	—	—	—	—	—

(1)	Comprised of interest expense and an estimate of the interest expense within rental expense (estimated as one-third of total rent expense), which is a reasonable approximation of the interest factor.
(2)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 by $3.1 million, $6.1 million, $16.7 million, $54.8 million and $91.6 million, respectively.
(3)	Our earnings were inadequate to cover fixed charges and preferred stock dividends for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 by $3.4 million, $7.0 million, $18.0 million, $54.8 million and $91.6 million, respectively.